Exhibit 99.1

9F Inc. Reports Second Quarter 2019 Unaudited Financial Results

BEIJING, September 27, 2019 —9F Inc. (“9F” or “the Company”) (NASDAQ: JFU), a leading digital financial account platform integrating and personalizing financial services in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Operational Highlights

•                      Loan origination volume1 was RMB9.8 billion in the second quarter of 2019, representing a decrease of 40.8% from RMB16.5 billion in the second quarter of 2018. Loans funded by institutional funding partners2 accounted for 58.0% of total loan origination volume in the second quarter of 2019.

•                      Number of registered users3 was 82.8 million as of June 30, 2019, representing an increase of 31.9% from 62.7 million as of June 30, 2018.

•                      Number of active borrowers4 was 0.6 million in the second quarter of 2019, representing a decrease of 38.2% from 1.0 million in the second quarter of 2018.

•                      Outstanding loan balance5 was RMB59.2 billion as of June 30, 2019, representing an increase of 9.1% from RMB54.3 billion as of June 30, 2018.

Second Quarter 2019 Financial Highlights

•                      Total net revenues were RMB1,046.5 million (US$152.4 million) in the second quarter of 2019.

•                      Operating income was RMB256.6 million (US$37.4 million) in the second quarter of 2019.

•                      Net income was RMB171.6 million (US$25.0 million) in the second quarter of 2019.

•                      Adjusted net income6 was RMB205.8 million (US$30.0 million) in the second quarter of 2019.

Mr. Lei Sun, Chairman and Chief Executive Officer, commented, “We are pleased to announce our first earnings as a public company.  An uncertain regulatory environment continued to hang over the industry throughout the quarter. One of the key initiatives we unveiled earlier this year to ensure long-term sustainable growth was our Tech Enablement Strategy, which saw us evolve our business by becoming a provider of advanced technologies for marketing, credit decision, pricing, and anti-fraud to financial institution and merchant partners through our one-stop digital financial account platform. With over 13 years of fintech operating history, we already have the experience and cutting-edge technology to effectively deliver many of these services. This new business will operate alongside our online lending business and will help us move to more of a capital light business model, reduce regulatory risk, maintain a strong cash position and provide greater scalability over the long-term.  I’m pleased with the initial results and we are now working on further diversifying our funding sources to drive future growth.”

(1)  “Loan origination volume” refers to the total amount of loans originated to the Company’s our borrowers, including the loan origination volume funded by individual investors and institutional funding partners.

(2)  “Institutional funding partners” refers to banks and other institutions which have partnered with the Company to its direct lending program to fund loans originated to the Company’s borrowers.

(3)  “Registered users” refers to the accumulative number of users who have registered their digital accounts with the Company (identified by registered mobile phone numbers) as of a certain point of time.

(4)  “Active borrowers” refers to borrowers who made at least one borrowing transaction with the Company during the period.

(5)  “Outstanding loan balance” refers to the total balance of outstanding principal of all the loan products, including revolving loan products, non-revolving loan products and loan products under the Company’s direct lending program. Outstanding loan balance for loans funded by institutional funding partners, regardless of its nature of revolving or non-revolving loan products, are counted towards outstanding loan balance under the Company’s direct lending program.

(6)  “Adjusted net income” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“We will continue to invest and acquire licensed financial institutions to diversify our portfolio of services and create synergies. We strategically acquired a stake in a licensed consumer finance company in China which will complement our existing consumer credit loan business and diversify the products we have on offer. We are also actively obtaining financial licenses in overseas markets such as Southeast Asia where we can leverage and apply our extensive experience and operational expertise to new high-growth markets. We are pleased with our progress so far and look forward to strengthening our technological capabilities to provide additional services to our partners and building this business for the long-term.”

Mr. Yanjun Lin, Chief Financial Officer and Director, added, “We spent the majority of April and May carefully fine tuning the entire technical infrastructure for our lending platform in order to better connect to and synchronize with our institutional funding partners as part of our Tech Enablement Strategy. While our performance in the second quarter was affected by the adjustments to our systems, once the process was completed in June, we were especially pleased to see an immediate and positive impact. Loan origination volume in June was RMB5.0 billion, exceeding the RMB4.8 billion from April and May combined. Net revenues in June were RMB536.4 million compared with RMB510.1 million in April and May combined. We were able to significantly increase the proportion of total loan origination volume that was funded by institutional funding partners to 58.0% from just 10.5% in the first quarter of this year. We expect institutional funding partners to increasingly account for a greater proportion of loan volumes going forward. As of June 30, 2019, the number of registered users increased 31.9% year-over-year to 82.8 million while the number of active borrowers decreased 38.2% year-over-year to 0.6 million. Evolving our business in this way will allow us to offer a more comprehensive portfolio of products that cover more segments to our institutional funding partners and help increase conversion rates. Looking forward, with RMB5,924.6 million in cash and cash equivalents and term deposits on the balance sheet and a clear strategy to scale our business in an uncertain regulatory environment, we believe we are well positioned to sustainably grow our business over the long-term.”

Second Quarter 2019 Financial Results

Total net revenues decreased 58.0% to RMB1,046.5 million (US$152.4 million) from RMB2,491.3 million in the same period of 2018, primarily due to a decrease in loan facilitation services and post-origination services which was partially offset by an increase in other revenues.

•                      Loan facilitation services decreased 62.2% to RMB863.0 million (US$125.7 million) from RMB2,285.6 million in the second quarter of 2018, due primarily to a decrease in loan origination volume through the Company’s platform which was driven by a decrease in number of active borrowers.

•                      Post-origination services decreased 27.4% to RMB72.3 million (US$10.5 million) from RMB99.5 million in the same period of 2018, primarily as a result of a decrease in loan origination volume.

•                      Other revenues increased 4.7% to RMB111.2 million (US$16.2 million) from RMB106.3 million in the same period of 2018, primarily due to an increase in revenue from online direct sales of products.

Sales and marketing expenses decreased 41.1% to RMB394.4 million (US$57.4 million) for the second quarter of 2019 from RMB669.7 million in the same period of 2018, primarily due to a temporary slowdown in user acquisition.

Origination and servicing expenses increased 5.7% to RMB130.3 million (US$19.0 million) from RMB123.3 million in the same period of 2018, primarily due to the increase in expenses associated with collection.

General and administrative expenses decreased 19.0% to RMB199.5 million (US$29.1 million) from RMB 246.2 million in the same period of 2018, primarily due to a decrease in share-based compensation expenses which was partially offset by an increase in salaries and benefits and professional fees.

Operating income was RMB256.6 million (US$37.4 million), compared with RMB1,452.0 million in the same period of 2018.

Interest income was RMB62.9 million (US$9.2 million), compared with RMB42.3 million in the same period of 2018.

Income tax decreased by 65.5% to RMB76.5 million (US$11.1 million) for the second quarter of 2019 from RMB221.6 million in the same period of 2018.

Net income was RMB171.6 million (US$25.0 million), compared with RMB1,288.5 million in the same period of 2018.

Adjusted net income was RMB205.8 million (US$30.0 million), compared with RMB1,411.3 million in the same period of 2018.

As of June 30, 2019, the Company had cash and cash equivalents and term deposits of RMB5,924.6 million (US$863.0 million).

Delinquency rates

As of June 30, 2019, the delinquency rates7 for loans that are past due for 15-30 days, 31-60 days, 61-90 days and 91-180 days were 0.10%, 0.19%, 0.20% and 0.54% respectively.

The following table displays the delinquency rates for all our outstanding loan products as of December 31, 2016, 2017 and 2018 and June 30, 2019:

Delinquency rate

	Delinquent for
	15-30 days	31-60 days	61-90 days	91-180 days
31-Dec-16	0.82%	0.91%	0.57%	1.42%
31-Dec-17	0.77%	1.00%	0.89%	1.88%
31-Dec-18	0.59%	0.35%	0.24%	1.43%
30-Jun-19	0.10%	0.19%	0.20%	0.54%

The following chart displays the M3+ delinquency rates by vintage8 for all our outstanding loan products. Loan products that have been transferred to non-performing loan companies are not included in the calculation of M3+ Delinquency Rates by Vintage.

A photo accompanying this announcement is available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/68ccb981-c8ee-4327-b31d-d1ad49c0fb75

(7)  “delinquency rate” refers to loan principal that was 15-30, 31-60, 61-90 and 91-180 calendar days past due as a percentage of the total balance of outstanding principal of loans originated on the Company’s platform as of a specific date. Loan products that have been transferred to non-performing loan companies are not included in the calculation of delinquency rate.

(8)  ‘‘M3+ Delinquency Rates by Vintage’’ refers to the total balance of outstanding principal of a vintage for which any payment of principal is over 90 calendar days past due as of a particular date (adjusted to exclude total amount of past due payments for loan principal that have been subsequently collected in the same vintage), divided by the total initial principal originated in such vintage. Loan products that have been transferred to non-performing loan companies are not included in the calculation of M3+ Delinquency Rates by Vintage.

Business Outlook

The Company currently expects total loan origination volume to be in the range of RMB20 billion to RMB21 billion in the third quarter of 2019. The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer demand, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 27, 2019 (8:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-866-519-4004
Hong Kong (toll free):	800-906-601
China:	400-620-8038
International:	+65-6713-5090
Passcode:	8079418

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.9fbank.com.

About 9F Inc.

9F Inc. is a leading digital financial account platform integrating and personalizing financial services in China with the footprint expanding overseas. The Company provides a comprehensive range of financial products and services across loan products, online wealth management products, and payment facilitation, all integrated under a single digital financial account.

For more information, please visit http://ir.9fbank.com

Use of Non-GAAP Financial Measures

The Company uses adjusted net income, a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net income helps identify underlying trends in its business by excluding the impact of share-based compensation expenses. The Company believes that adjusted net income provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.8650 to US$1.00, the rate in effect as of June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 9F Inc. does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:

9F Inc.

Head of Investor Relations

Cecilia Ma

E-mail: ir@9fbank.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

	December 31	June 30	June 30
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	5,469,077	5,697,578	829,946
Term deposits	833,478	226,993	33,065
Accounts receivable, net	180,141	857,935	124,972
Other receivables, net	146,438	164,201	23,919
Loan receivables, net	593,943	552,167	80,432
Amounts due from related parties	146,273	197,312	28,742
Prepaid expenses and other assets	543,088	971,486	141,513
Contract assets, net	12,642	27,396	3,991
Long-term investments	954,158	874,053	127,320
Operating lease right-of-use assets	—	146,643	21,361
Property, equipment and software, net	86,267	84,660	12,332
Goodwill	13,385	78,329	11,410
Intangible assets, net	44,733	78,399	11,420
Deferred tax assets, net	84,338	147,366	21,466
TOTAL ASSETS	9,107,961	10,104,518	1,471,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deferred revenue	346,847	331,760	48,326
Payroll and welfare payable	38,890	6,739	982
Income tax payable	315,868	316,981	46,173
Accrued expenses and other liabilities	745,307	845,212	123,119
Operating lease liabilities	—	150,994	21,995
Amounts due to related parties	14,706	16,345	2,381
Deferred tax liabilities	9,003	16,552	2,411
Total liabilities	1,470,621	1,684,583	245,387

Mezzanine equity
Series A convertible redeemable preferred shares	280,301	288,843	42,075
Series B convertible redeemable preferred shares	202,086	202,086	29,437
Series C convertible redeemable preferred shares	355,248	355,248	51,748
Series D convertible redeemable preferred shares	408,358	408,358	59,484
Series E convertible redeemable preferred shares	136,427	136,427	19,873

Shareholders’ equity:
Ordinary shares	—	—	—
Additional paid-in capital	3,046,725	3,114,626	453,696
Statutory reserves	446,277	443,777	64,643
Retained earnings	2,671,275	3,361,712	489,689
Accumulated other comprehensive income	80,193	78,511	11,436
Total 9F Inc. shareholders’ equity	6,244,470	6,998,626	1,019,464
Non-controlling interest	10,450	30,347	4,421
Total shareholders’ equity	6,254,920	7,028,973	1,023,885
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLERS’ EQUITY	9,107,961	10,104,518	1,471,889

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues
Loan facilitation services	2,285,581	863,020	125,713	3,217,308	1,905,840	277,617
Post-origination services	99,467	72,258	10,526	192,852	153,510	22,361
Others	106,274	111,249	16,205	173,594	191,181	27,849
Total Net Revenue	2,491,322	1,046,527	152,444	3,583,754	2,250,531	327,827
Operating costs and expenses
Cost of products	—	(65,784)	(9,583)	—	(105,592)	(15,381)
Sales and marketing	(669,714)	(394,357)	(57,445)	(1,073,341)	(743,183)	(108,257)
Origination and servicing	(123,339)	(130,320)	(18,983)	(240,921)	(228,047)	(33,219)
General and administrative	(246,229)	(199,498)	(29,060)	(488,591)	(428,886)	(62,474)
Total operating costs and expenses	(1,039,282)	(789,959)	(115,071)	(1,802,853)	(1,505,708)	(219,331)
Interest income	42,339	62,902	9,163	72,286	138,684	20,202
Gain recognized on measurement of previously held equity interest in acquiree	—	—	—	—	16,272	2,370
Non-operating income/(loss), net	10,206	(2,234)	(325)	16,272	(2,592)	(378)
Income before income tax expense and share of profit in equity method investments	1,504,585	317,236	46,211	1,869,459	897,187	130,690
Income tax expense	(221,618)	(76,532)	(11,149)	(287,329)	(130,536)	(19,015)
Share of profit(loss) in equity method investments	5,582	(69,118)	(10,068)	(2,845)	(67,683)	(9,859)
Net income	1,288,549	171,586	24,994	1,579,285	698,968	101,816
net (income)/loss attributable to non-controlling interest shareholders	(788)	(3,012)	(439)	78	(2,490)	(363)
Net income attributable to 9F Inc.	1,287,761	168,574	24,555	1,579,363	696,478	101,453
Change in redemption value of preferred shares	(4,295)	(4,293)	(625)	(8,542)	(8,541)	(1,244)
Net income attributable to ordinary shareholders	1,283,466	164,281	23,930	1,570,821	687,937	100,209

Earnings per share:
Basic[9]	689.95	87.80	12.79	849.21	367.67	53.56
Diluted[9]	603.83	76.45	11.14	747.87	320.54	46.69
Shares used in earnings per share computation:
Basic[10]	1,626,728	1,626,728	1,626,728	1,626,728	1,626,728	1,626,728
Diluted[10]	1,858,724	1,868,364	1,868,364	1,847,174	1,865,921	1,865,921

(9) After giving effect to a 1 for 100 share split of our shares issued and outstanding as of the date of this press release, basic net income per ordinary shares would have been RMB6.90, RMB0.88(US$0.13), RMB8.49, RMB3.68 (US$0.54) for the three months ended June 30, 2018 and 2019, and for the six months ended June 30, 2018 and 2019,respectively. Diluted net income per ordinary shares would have been RMB6.04, RMB0.76 (US$0.11), RMB7.48, and RMB3.21 (US$0.47) for the three months ended June 30, 2018 and 2019, and for the six months ended June 30, 2018 and 2019, respectively.

(10) After giving effect to a 1 for 100 share split of our shares issued and outstanding as of t of this press release, weighted average number of ordinary shares used in computing basic net income per shares would have been 162,672,800, 162,672,800, 162,672,800 and 162,672,800 for the three months ended June 30, 2018 and 2019, and for the six months ended June 30, 2018 and 2019, respectively. Weighted average number of ordinary shares used in computing diluted net income per shares would have been 185,872,400, 186,836,400, 184,717,400 and 186,592,100 for the three months ended June 30, 2018 and 2019, and for the six months ended June 30, 2018 and 2019, respectively.

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

( Amounts in thousands, except for number of shares and per share data, or otherwise noted )

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD

Net income	1,288,549	171,586	24,994	1,579,285	698,968	101,816
Other comprehensive income:
Foreign currency translation adjustment, net of tax of nil	66,171	31,034	4,521	35,108	(2,681)	(391)
Unrealized gains on available for sale investments, net of tax of nil	309	500	73	182	999	146
Total comprehensive income	1,355,029	203,120	29,588	1,614,575	697,286	101,571
Total comprehensive (income)/loss attributable to the non-controlling interest shareholders	(788)	(3,012)	(439)	78	(2,490)	(363)
Total comprehensive income attributable to 9F Inc.	1,354,241	200,108	29,149	1,614,653	694,796	101,208

9F Inc.

Reconciliations of GAAP And Non-GAAP Results

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD

Net income	1,288,549	171,586	24,994	1,579,285	698,968	101,816
Add:
Share-based compensation	122,705	34,243	4,988	244,287	67,903	9,891
Less:
Tax effect of adjustments	—	—	—	—	—	—
Adjusted net income	1,411,254	205,829	29,982	1,823,572	766,871	111,707